UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 29, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Artelo Biosciences, Inc.

File No. 333-222756 - CF#36142

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Artelo Biosciences, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form S-1 registration statement filed on January 29, 2018, as amended.

Based on representations by Artelo Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.20   through March 21, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary